UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 FORM 12b-25

                                               Commission File Number 0-32315
                                                                      -------


                         NOTIFICATION OF LATE FILING

           (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F
                        |X| Form 10-Q |_| Form 10-D |_| Form N-SAR
                        |_| Form N-CSR

            For Period Ended: March 31, 2006
                             -----------------------------------------------
|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K        |_| Transition Report on Form N-CSR
|_| Transition Report on Form 10-D

            For the Transition Period Ended:
                                            ---------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                      ----------------------


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  Zanett, Inc.
                          -------------

Former name if applicable:
                          ---------------------------------------------------

Address of principal executive office (street and number): 635 Madison Avenue
                                                           15th Floor
                                                           ------------------
City, state and zip code: New York, NY 10022
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                                  PART II
                           RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                                 PART III
                                NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      On March 7, 2006, Zanett, Inc. (the "Company") entered into a Stock Purchase Agreement, dated as of February 28, 2006, with its wholly-owned subsidiary Delta Communications Group, Inc. ("Delta") and Howard Norton, Delta's Chief Executive Officer to sell all of the outstanding common stock of Delta to Mr. Norton.

      On April 19, 2006, the Company announced the acquisition of DataRoad, Inc., a Jacksonville-based information technology consulting firm with approximately $5 million in annualized revenues, and adding approximately 39 consulting, technology, sales and support professionals.

      The timing of the sale of Delta and the acquisition of DataRoad has put unusual demands on the financial and accounting staff and lengthened the review process that is being undertaken by the Company's management, audit committee and board of directors.

      The Company anticipates the filing of its Quarterly Report on Form 10-Q to occur no later than five calendar days following the prescribed due date in accordance with Rule 12b-25(b)(2)(ii) under the Exchange Act.


                                 PART IV
                            OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth DeRobertis      (646)         502-1800
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(Name)               (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates reporting revenue for the first quarter of 2006 of approximately $10.7 million, as compared to $7.5 million in revenue reported for the first quarter of 2005. This increase is partly attributable to an additional $1.7 million contribution from the inclusion of Whitbread Technology Partners, Inc. ("Whitbread") for the full quarter in 2006 as compared to only one month in the 2005. Because preparation and completion of the Company's financial statements in connection with its Form 10-Q for the quarter ended March 31, 2006 are ongoing, the financial information presented herein is preliminary, unaudited and subject to adjustment, which adjustments could be material.1.7 contributed



                                 Zanett, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 2006              By: /s/ Kenneth DeRobertis
    ----------------               ---------------------------
                                   Kenneth DeRobertis
                                   Chief Financial Officer